UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.

English translation of letter to the Argentine National Securities Commission dated March 8, 2016 regarding call to the Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 8, 2016

2.	English translation of letter to the Argentine National Securities Commission dated March 8, 2016 regarding changes to the Board of Directors
3.	English translation of letter to the Argentine National Securities Commission dated March 8, 2016 regarding change in the holding ownership that represents the control group

Item 1

NORTEL INVERSORA S.A.

 Buenos Aires, March 8, 2016

Mr. Marcos Ayerra

President

Comisión Nacional de Valores (CNV or National Securities Commission)

Ref.:	Call to Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 8, 2016

As attorney-in-fact of Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby notify you that today, March 8, 2016, Nortel’s Board of Directors resolved to call its shareholders to an Ordinary and Extraordinary General Shareholders’ Meeting to be held on April 8, 2015, at 3:00 p.m. on first call and at 4:00 p.m. on second call, to consider the matters corresponding to the ordinary meeting.

We will timely submit the documentation required by Section 4, Chapter II, Title II of the Rules of the CNV (N.T.2013)

Without further ado, I take this opportunity to greet you sincerely.

María de los Ángeles Blanco Salgado

Attorney-in-fact

Nortel Inversora S.A.

Item 2

NORTEL INVERSORA S.A.

Buenos Aires, March 8, 2016

Comisión Nacional de Valores

(National Securities Commission)

Dear Sir/Madam:

Ref.:	Information pursuant to Title XII, Chapter I, articles 2 and 3 and Title II, Chapter III, article 15 of the Rules of the Comisión Nacional de Valores (“CNV”) (NT 2013)

I am writing to you as attorney-in-fact of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you the following:

1.	As a result of the completion of the sale by the Telecom Italia Group of 51% of the share capital of our controlling shareholder, Sofora Telecomunicaciones S.A., to Fintech Telecom LLC, the following directors and alternate directors tendered their resignations today: Patrizio Graziani, Andrea Balzarini, Lorenzo Canu, Domingo Jorge Messuti and María Inés Cecilia de San Martín (Directors) and Diego María Serrano Redonnet and Daniel Cristian Falck (Alternate Directors).

2.	At its meeting held today, the Board of Directors of Nortel accepted the resignations submitted by the Directors and Alternate Directors mentioned in the previous paragraph and requested that the Supervisory Committee appoint their replacements until the next Annual Stockholders Meeting is held in accordance with article 258 of the Corporations Law.

3.	The Supervisory Committee named Messrs. Javier Errecondo, Saturnino Jorge Funes, José Luis Galimberti, José Carlos Cura and Patricio Gómez Sabaini as Directors and Messrs. Ariel Grignaffini, Christian Whamond, Ignacio Villarroel and Juan Ignacio Cosentino as Alternate Directors, in accordance with article 258 of the Corporations Law.

Messrs. Ariel Grignaffini, Christian Whamond and Ignacio Villarroel will serve as alternates to Messrs. Javier Errecondo, Saturnino Jorge Funes and José Luis Galimberti and Mr. Juan Ignacio Cosentino will serve as alternate to Messrs. José Carlos Cura and Patricio Gómez Sabaini.

4.	Messrs. José Carlos Cura, Patricio Gómez Sabaini and Juan Ignacio Cosentino qualify as “independent” under The New York Stock Exchange’s Rule 10A-3 and under the CNV rules, while the remaining directors and alternate directors are not considered “independent” under the NYSE and CNV rules.

5.	Mr. Javier Errecondo was named Chairman of the Board of Directors of Nortel.

6.	Mr. Domingo Jorge Messuti and Mrs. María Inés Cecilia de San Martín, who resigned as Directors, were members of the Company’s Audit Committee. The Board of Directors appointed Messrs. José Carlos Cura and Patricio Gómez Sabaini to replace Mr. Messuti and Mrs. De San Martín as members of Audit Committee of Nortel.

Without further ado, I take this opportunity to greet you sincerely,

María de los Ángeles Blanco Salgado

Attorney-in-fact

Nortel Inversora S.A.

Item 3

FREE TRASLATION

FOR IMMEDIATE RELEASE

Buenos Aires, March 8th, 2016

Securities & Exchange Commission

Dear Sirs,

RE.: Relevant Matter – Change in the holding ownership that represents the control group

I am writing to you as Attorney-in-fact of Nortel Inversora S.A (‘Nortel’ or the ‘Company’), following the information submitted to the Comisión Nacional de Valores and the Buenos Aires Stock Exchange on October 25, 2014 and November 14, 2013, through which it was informed that Telecom Italia Group had accepted the offer of Fintech Telecom LLC for the acquisition of its shareholding stake in Sofora Telecomunicaciones S.A. (“Sofora”), an direct controlling holding of the Company.

In this regard, it is informed that having obtained the authorization from the National Communications Authority (Ente Nacional de Comunicaciones or “ENACOM”) for the transfer of shares through ENACOM ´s Resolution N°277, today, the Telecom Italia Group transferred 51% of the shares of Sofora to Fintech Telecom LLC.

Sincerely,

María de los Ángeles Blanco Salgado

Attorney-in-fact

Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date:	March 8, 2016	By:	/s/ María Blanco Salgado
			Name:	Maria Blanco Salgado
			Title:	Officer in Charge of Market Relations